

November 12, 2009

Peter Lamoureux
President
The Everest Fund, L.P.
1100 North 4th Street
Suite 143
Fairfield, Iowa 52556

> **Re:** **The Everest Fund, L.P.**
> **Form 8-K/A, Item 4.01**
> **Filed on November 12, 2009**
> **File No. 000-17555**

Dear Mr. Lamoureux:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant